April 8, 2005

Mail Stop 03-06

Jay O. Wright
President and Chief Executive Officer
Mobilepro Corp.
6701 Democracy Boulevard
Bethesda, MD  20817

RE: 	Davel Communications, Inc.
	Amended Schedule 13E-3
	Filed March 30, 2005
      File No. 005-54989

      Amended Preliminary Schedule 14C
      Filed March 30, 2005
      File No. 000-25207

	Schedule 14F-1
	Filed March 30, 2005

Dear Mr. Wright:

      We have reviewed the above filings for compliance with Rule 13e-3 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14F-1

1. Revise to include all information required by the following:

* Item 7(d)(1);

* Item 7(d)(2)(ii); and

* Item 8, each of Schedule 14A and Rule 14f-1. Also, explain why your audit committee did not have a financial expert, as required by Item 401(h)(1)(iii) of Regulation S-K. We note additionally that the disclosure required by Item 8 of Schedule 14A must include information that covers fiscal year 2004, which has now been completed. Finally, tell us whether you have transmitted this Schedule as required by Rule 14f-1 or, if not transmitted yet, how you intend to comply with the rule.

Schedule 13E-3

2. In future filings, please note in the cover page of Schedules
13E-3 and 14C that the filing is an amendment and include the amendment number.

Item 3

3. We note that Mr. Dumbleton, Mr. Beech and Mr. Sanguinetti are included in this item but the disclosure required by Item
1003(c)(2) of Regulation M-A is not included in the Other Information section of the Schedule 14C. Please revise.

Item 9

4. Please tell us why the opinion and report prepared by Skyworks is not incorporated by reference into this Item.

Item 13

5. We note your fiscal year ended December 31, 2004 and that you are now required to file audited financial statements for that year. Please include the financial statements required by Item 1010(a) of Regulation M-A.

Preliminary Schedule 14C

Summary Term Sheet

6. We note your response to comment 6 and your revised definition of the Minority Stockholders to be those holders of shares not held by Mobilepro. Note that you must make a determination as to the fairness of the transaction to the unaffiliated stockholders. See
Item 8 of Schedule 13E-3. We note, for example, that members of your board and management hold shares and would qualify to receive the cash payment resulting from the reverse stock split, based on the disclosure in the Interests of Certain Persons section. Revise here, and throughout the document as necessary, to ensure that any determination of fairness relates to the unaffiliated stockholders.

7. We reissue comment 5. Note that we had provided an example of the type of additional disclosure we sought.

Special Factors

Background of the Transaction - Page 9

8. We reissue comment 10 in part. Tell us what portion of the purchase price paid by Mobilepro, if any, was allocated to the common stock.

9. Refer to the revisions made in response to comment 10. Please note that Mobilepro`s obligation to file a Schedule 13D and a
Schedule 14F-1 did not necessarily arise from the acquisition of debt but from the acquisition of the beneficial ownership of more than 5% of the equity securities of Davel and from the related change in a majority of directors, respectively. Please revise the disclosure in the penultimate paragraph of this section that states otherwise.

Analysis of Skyworks Securities - Page 17

10. We note several references to the disclosure representing
"some," and "certain" of the analyses conducted by Skyworks. Please revise to disclose, if true, that you have described all material analyses conducted by Skyworks. Also apply this comment to the "Opinion of the Board`s Financial Advisor" section.

11. We note that the disclosure of Skyworks` analyses substantially duplicates the disclosure of the analyses conducted by Reznick Fedder several months later, after the loan purchase agreement had been executed. Please revise your disclosure to make the description of each financial advisor`s analyses specific to each financial advisor`s work.

Opinion of the Board`s Financial Advisor - Page 23

12. We reissue comment 17 in part. Provide us with copies of the engagement letters with Reznick Fedder and with Skyworks.

Analysis of the Board of Directors - Page 29

13. We note the revisions made in response to comment 19 in the subsection "Fairness Opinion." While the board of directors may rely on its advisor`s analysis, that analysis must be included in the disclosure. We note that the disclosure of Reznick Fedder`s analyses does not address net book value or going concern value. Please revise or advise.

14. We note that in each of the discounted cash flow analysis and the liquidation analysis conducted by Reznick Fedder, the advisor adjusted the final valuation by subtracting the outstanding debt from the enterprise value (pages 42-43 of Reznick Fedder`s board presentation materials) and from the liquidation proceeds (page
47). Please explain how the board relied on these analyses despite the fact that, at the time of Reznick Fedder`s opinion, the debt had been canceled pursuant to the loan purchase agreement (as shown in your pro forma financial statements) and would not appear to an obligation any more.

Interests of Certain Persons - Page 43

15. We note your response to comment 25. Please note that beneficial ownership is defined by Rule 13d-3 and that a person`s ownership of shares in Davel`s majority shareholder, Mobilepro, does not necessarily indicate that person is the beneficial owner of shares Mobilepro owns in Davel. Please confirm whether Mr. Wright, Mr. Gordon and Mr. Lozinsky are the beneficial owners of the shares currently listed next to their names in the table and, if so, quantify the payments to be received by each of them as a result of the reverse stock split. Also, disclose the beneficial owners of the shares held by Mobilepro according to Rule 13d-3. This may accomplished with footnote disclosure. Finally, we note that the
56.7 million shares appearing as beneficially owned by Mr.
Lozinsky would result in a post-split ownership of one share, despite the stock split ratio is 1 for 97.5 million.

Appendix E.  Pro Forma Financial Statements

16. Please tell us where you have made the adjustments that show the effect of the reverse stock split on the pro forma financial statements.

      As appropriate, please amend your filings in response to
these comments.  You may wish to provide us with marked copies of the
amendments to expedite our review.   Please furnish a cover letter
with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

      Please contact the undersigned at (202) 942-2962 or, in his absence, Pamela Carmody, Special Counsel, at (202) 942-1918 with any other questions.


						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions


cc (via fax):	Ernest Stern, Esq. ((202) 778-6460)